                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.3)*

                         LASER MORTGAGE MANAGEMENT, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    51806D100
                                 (CUSIP Number)

                               GARRET FILLER, ESQ.
                       ELLINGTON MANAGEMENT GROUP, L.L.C.

                                53 FOREST AVENUE
                        OLD GREENWICH, CONNECTICUT 06870

                                 (203) 698-1136

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 22, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 8 Pages)

                                  SCHEDULE 13D

CUSIP NO. 51806D100

1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            NEW ELLINGTON PARTNERS, L.P.


2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

3           SEC USE ONLY


4           SOURCE OF FUNDS*

                      N/A

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE

    NUMBER OF             7        SOLE VOTING POWER
     SHARES
                                        0

  BENEFICIALLY            8        SHARED VOTING POWER
    OWNED BY
                                        430,900


     EACH                 9        SOLE DISPOSITIVE POWER
   REPORTING
                                        0


    PERSON               10       SHARED DISPOSITIVE POWER
     WITH
                                        430,900


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      430,900

12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.07% (BASED ON 14,038,983 SHARES OUTSTANDING ON MAY 1, 2001 ACCORDING TO THE ISSUER'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001)

14          TYPE OF REPORTING PERSON*

                      PN


*SEE INSTRUCTIONS BEFORE FILLING OUT.

                              (Page 2 of 8 Pages)

                                  SCHEDULE 13D

CUSIP NO. 51806D100

1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ELLINGTON CAPITAL MANAGEMENT, L.L.C.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

3           SEC USE ONLY


4           SOURCE OF FUNDS

                      N/A

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE

    NUMBER OF             7        SOLE VOTING POWER
     SHARES
                                        0

  BENEFICIALLY            8        SHARED VOTING POWER
    OWNED BY
                                        430,900


     EACH                 9        SOLE DISPOSITIVE POWER
   REPORTING
                                        0


    PERSON               10       SHARED DISPOSITIVE POWER
     WITH
                                        430,900

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      430,900

12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.07% (BASED ON 14,038,983 SHARES OUTSTANDING ON MAY 1, 2001 ACCORDING TO THE ISSUER'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001)

14          TYPE OF REPORTING PERSON*

                      IA

*SEE INSTRUCTIONS BEFORE FILLING OUT.


                               (Page 3 of 8 Pages)

                                  SCHEDULE 13D

CUSIP NO. 51806D100

1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ELLINGTON MANAGEMENT GROUP, L.L.C.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

3           SEC USE ONLY


4           SOURCE OF FUNDS

                      N/A

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE


    NUMBER OF             7        SOLE VOTING POWER
     SHARES
                                        0

  BENEFICIALLY            8        SHARED VOTING POWER
    OWNED BY
                                        430,900


     EACH                 9        SOLE DISPOSITIVE POWER
   REPORTING
                                        0


    PERSON               10       SHARED DISPOSITIVE POWER
     WITH
                                        430,900

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      430,900

12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.07% (BASED ON 14,038,983 SHARES OUTSTANDING ON MAY 1, 2001 ACCORDING TO THE ISSUER'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001)

14          TYPE OF REPORTING PERSON*

                      IA

*SEE INSTRUCTIONS BEFORE FILLING


                               (Page 4 of 8 Pages)

                                  SCHEDULE 13D

CUSIP NO. 51806D100

1           NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      VC INVESTMENTS, L.L.C.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                         (b) [ ]

3           SEC USE ONLY


4           SOURCE OF FUNDS

                      N/A

5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


6           CITIZENSHIP OR PLACE OF ORGANIZATION

                      DELAWARE

    NUMBER OF             7        SOLE VOTING POWER
     SHARES
                                        0

  BENEFICIALLY            8        SHARED VOTING POWER
    OWNED BY
                                        430,900


     EACH                 9        SOLE DISPOSITIVE POWER
   REPORTING
                                        0


    PERSON               10       SHARED DISPOSITIVE POWER
     WITH
                                        430,900

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      430,900

12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]



13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      3.07% (BASED ON 14,038,983 SHARES OUTSTANDING ON MAY 1, 2001 ACCORDING TO THE ISSUER'S QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2001)

14          TYPE OF REPORTING PERSON*

                      OO

*SEE INSTRUCTIONS BEFORE FILLING OUT.


                              (Page 5 of 8 Pages)

         This Amendment No. 3 ("Amendment No. 3") amends and supplements the
Schedule 13D originally filed with the Securities and Exchange Commission on November 5, 1999, as amended by Amendment No. 1 filed on December 8, 1999 and Amendment No. 2 filed on May 8, 2001 (as amended, the "Schedule 13D"), by New Ellington Partners, L.P., Ellington Capital Management, L.L.C., Ellington Management Group, L.L.C. and VC Investments, L.L.C. (collectively, the "Reporting Persons"), and relates to and reflects (i) that the Reporting Persons have ceased to beneficially own more than 5% of the Common Stock and (ii) the sale by the Reporting Persons of an aggregate of 332,100 shares of the Issuer's common stock, par value $.001 per share.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2(a) is hereby amended and restated in its entirety to read as follows:

         "(a) This statement is being filed by and on behalf of (i) New Ellington Partners, L.P. ("NEP"), a Delaware limited partnership, with respect to the Common Shares held by it; (ii) Ellington Capital Management, L.L.C. ("ECM"), a Delaware limited liability company and a registered investment adviser, as the sole general partner of NEP, with respect to the Common Shares held by NEP; (iii) Ellington Management Group, L.L.C. ("EMG"), a Delaware limited liability company and a registered investment adviser, as discretionary investment adviser of NEP; and (iv) VC Investments, L.L.C. ("VC"), a Delaware limited liability company, as the managing member of ECM and EMG, with respect to the Common Shares held by NEP (NEP, ECM, EMG and VC collectively, the "Reporting Persons"). Michael W. Vranos is the managing member of VC. Mr. Vranos and Laurence Penn, Olivier Cojot-Goldberg, George H. Zettler, Michael Zaretsky, John Geanakoplos, Carol Calhoun and Niko Nicopoulos are members and executive officers of EMG and members of ECM. Richard Brounstein and Garret I. Filler are executive officers of EMG.

         The 430,900 Common Shares reported for hereby are held directly by NEP. Each of ECM, as the general partner of NEP, EMG, as investment adviser to NEP, and VC, as the managing member of each of ECM and EMG, may be deemed to be the beneficial owner of all such Common Shares held of record by NEP.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         "(a) As of the date hereof, NEP is the direct beneficial owner of 430,900 Common Shares, representing approximately 3.07% of the aggregate outstanding Common Shares, based on an aggregate of 14,038,983 Common Shares outstanding as of May 1, 2001 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. Each of VC, ECM and EMG may be deemed to beneficially own (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the Common Shares held by NEP as described in paragraph (b) below. Each of VC, ECM and EMG disclaim beneficial ownership of the Common Shares for all other purposes. To the best knowledge of the Reporting Persons, except as set forth herein, none of Mr. Vranos, Mr. Penn, Mr. Cojot-Goldberg, Mr. Zettler, Mr. Zaretsky, Mr. Geanakoplos, Ms. Calhoun, Mr. Nicopoulos, Mr. Brounstein and Mr. Filler beneficially owns any Common Shares.

                              (Page 6 of 8 Pages)

         (b) Each of ECM, as general partner of NEP, EMG, as investment adviser to NEP, and VC, as the managing member of ECM and EMG, has the power to vote or direct the vote and the power to dispose or direct the disposition of the Common Shares held by NEP. Consequently, each of VC, ECM and EMG may be deemed to have beneficial ownership of such Common Shares.

         (c) The following table sets forth all transactions with respect to the Common Shares effected by the Reporting Persons since the filing of Amendment No. 2 on May 8, 2001. Each transaction set forth below represents a sale of Common Shares in the open market.

      Reporting Person                  Trade Date                  Shares Sold                 Price Per Share
      ----------------                  ----------                  -----------                 ---------------
             NEP                        5/10/01                           100                      $3.9900
             NEP                        5/11/01                        28,400                      $3.9815
             NEP                        5/14/01                        10,600                      $3.9700
             NEP                        5/15/01                        44,000                      $3.9700
             NEP                        5/16/01                        27,000                      $3.9707
             NEP                        5/17/01                        17,000                      $3.9700
             NEP                        5/22/01                       205,000                      $4.0500

         (d) Except as set forth herein, no other person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by NEP.

         (e) NEP ceased to be the beneficial owner of 5% or more of the Common Shares on May 15, 2001.

         Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

                              (Page 7 of 8 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 24, 2001              NEW ELLINGTON PARTNERS, L.P.

                                  By:     Ellington Capital Management, its
                                          General Partner

                                  By:     VC Investments, L.L.C.,
                                          Managing Member


                                  By:     /s/ Michael Vranos
                                       ------------------------------------
                                          Michael Vranos
                                          Managing Member

                                  ELLINGTON CAPITAL MANAGEMENT, L.L.C.


                                  By:     VC Investments, L.L.C.,
                                          Managing Member


                                  By:      /s/ Michael Vranos
                                     --------------------------------------
                                          Michael Vranos
                                          Managing Member

                                  ELLINGTON MANAGEMENT GROUP, L.L.C.


                                  By:     VC Investments, L.L.C.,
                                          Managing Member


                                  By:     /s/ Michael Vranos
                                     --------------------------------------
                                          Michael Vranos
                                          Managing Member

                                  VC INVESTMENTS, L.L.C.


                                  By:     /s/ Michael Vranos
                                     --------------------------------------
                                          Michael Vranos
                                          Managing Member


                               (Page 8 of 8 Pages)